

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

William Cai
Partner
Wilshire Phoenix Funds LLC
2 Park Avenue, 20th Floor
New York, NY 10016

> **Re: Wilshire wShares Enhanced Gold Trust**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 18, 2020**
> **File No. 333-235913**

Dear Mr. Cai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Description of the Index, page 40

1. You state in the summary that the objective of the Index is to reduce the risk-profile typically associated with the purchase of gold, as measured by the daily realized volatility of the LBMA Gold Price, while also generally increasing its gold exposure systematically during periods of heightened realized volatility observed in the S&P 500® Index. Please add disclosure in this section to provide a clear and understandable description of the Index and its objective, including a discussion of the two relevant volatility measures and how their movements impact the Index and the weighting of its two components. As part of this discussion, please consider including a chart with hypothetical realized volatility assumptions and the applicable component weightings.

2. Please disclose the specific methodology used to calculate the weighting of the cash and physical gold components.

3. Please provide a chart or table quantifying the weighting of the cash and physical gold components during each of the last 12 months.

Description of the Shares
Entitlements, page 62

4. You disclose that the Trust Agreement includes a provision that limits the rights of shareholders to bring a derivative action. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the Trust Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In addition, discuss the difficulties that shareholders may have in attempting to locate other shareholders to reach the 25% threshold.

Exhibits

5. We note you have redacted certain information from your exhibits, such as Exhibits 10.1, 10.2, 10.4 and 10.6. To the extent you have redacted such information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please mark the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and would likely cause competitive harm to the company if publicly disclosed.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance